DSM Press Release

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DSM, Corporate Communica[redacted]
P.O. Box 6500, 6401 JH Heerle
Telephone (31) 45 5782422, Tel
Internet: www.dsm.com
E-mail: press.office@dsm.com

20E

02042610

DSM

Heerlen/Montreal, 2nd July 2002

DSM Biologics to build new plant in Montreal, Canada

DSM has decided to invest EUR 7 million in the basic engineering for a new biopharmaceutical plant in Canada. The new multi-product facility will comprise four fermentors with a combined capacity of more than 60,000 litres and will also include downstream processing and all necessary infrastructure. It will be used for the production of monoclonal antibodies (MABs) and recombinant proteins based on mammalian cell culture technology. These are a new generation of drugs representing a strongly growing segment of the pharmaceutical industry.

The plant, to be located in Montreal (Quebec) in Canada, will have a modular design, with two production lines of about 30,000 litres each. This makes it possible to adapt or expand the plant depending on the processes to be operated in it and the needs of the market. The new high-tech plant represents a large-scale expansion of DSM Biologics' R&D and production facilities in Montreal. "The decision reflects DSM's strategic choice to make further investments in the Life Science industry in general and in biotechnology/biopharma in particular," says Gerben Algra, Managing Director of DSM Biologics. "This proposed expansion will also be a major step forward in the realization of DSM Biologics' growth mission to become a world market leader in the contract manufacture of biopharmaceutical products, and it means a strengthening of DSM's leading position as a supplier to the pharma industry."

DSM's and SGF's Managing Board are expected to give the final go ahead for the construction of the ultramodern modular plant in the autumn of this year. Francis Bellido, President and Chief Operating Officer of SGF Health, comments: "The large scale expansion project will reinforce DSM Biologics' position as one of the best, world-class contract manufacturing organizations. Also, it will increase Montreal's role as a world-leading biotech region."

DSM

DSM is active worldwide in life science products, performance materials and industrial chemicals. The group has annual sales of close to EUR 6 billion and employs about 20,000 people at more than 200 sites across the world. DSM ranks among the global leaders in many of its fields. The company's strategic aim is to grow its sales (partly through acquisitions) to a level of approx. EUR 10 billion in 2005. By that time at least 80% of sales should be generated by specialties, i.e. advanced chemical and biotechnological products for the life science industry and performance materials.

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DSM Biologics

DSM Biologics, a business unit of the DSM Pharmaceutical Products business group, is one of the world's leading contract manufacturers of biopharmaceutical products, the latest generation of drugs, mainly on the basis of native molecules and produced with the help of cell cultures. The company is renowned for its experience in the use of a broad range of cell culture systems (microbial and animal) and its expertise in the field of purification techniques. Established in 1986, DSM Biologics currently employs about 450 people, who are based at the company's two sites – one in Groningen, the Netherlands (5,100 m^2) and one in Montreal (Québec), Canada (now 10,000 m^2). SGF, a company based in Montreal, has a minority stake in DSM Biologics.

SGF

An industrial and financial holding company, the Société Générale de Financement du Québec (SGF) provides businesses with development capital, and it does so based on profitability and performance. It invests in partnerships, assuming its share of risk. With a focus on Québec's long-term economic development, the SGF chooses projects that promise high profitability – in ten industry sectors, from natural resources to high technology. In synergy with private partners the investment *potential of the SGF is $2 billion over a five-year period.*

For more information:

Mr Gerard van der Zanden
DSM Corporate Communications
Tel: +31 45 5782423

Ms Sylvie Brousseau
Director, Communications SGF
Tel: +1 514 876 9290

For more information:
DSM Investor Relations, tel.: (31) 45 5782477, fax: (31) 45 5782595
E-mail: investor.relations@dsm.com
Internet: www.dsm.com

CPR 602-7-671 '95